NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR
 FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE
                       RELEVANT LAWS OF SUCH JURISDICTION

                                                                11 December 2006

                  RECOMMENDED PRE-CONDITIONAL CASH ACQUISITION
                                       of
                            Corus Group plc ("Corus")
                                       by
   CSN Acquisitions Limited ("CSN Acquisitions"), a wholly-owned subsidiary of
                     Companhia Siderurgica Nacional ("CSN")


Highlights

o     Recommended pre-conditional cash acquisition at 515 pence for each Corus
      Share.

o Values Corus' issued and to be issued share capital at approximately (pound)4.9 billion.

o Strategically compelling industrial logic for a combination of CSN and Corus, creating a top five global steel player.


Summary

o The boards of CSN and Corus are pleased to announce their agreement on the terms of a recommended pre-conditional cash acquisition by CSN Acquisitions of the entire issued and to be issued share capital of Corus at a price of 515 pence for each Corus Share, valuing Corus at approximately (pound)4.9 billion.

o CSN believes there is compelling strategic and industrial logic for a combination with Corus as it would:

      - create a top five global steel group with approximately 24 million tonnes of annual steel production and, by 2010, approximately 50 million tonnes of annual iron ore production;

      - enable Corus to secure supply of high quality, low cost iron ore from CSN's Casa de Pedra mine, one of the largest captive mines in the world, leading to incremental annual cash-flow in Corus of approximately US$450 million (on a pre-tax basis) by 2009;

      - in time, provide Corus with access to increasing quantities of low cost semi-finished steel for further processing through its downstream facilities in Europe;

      - allow Corus greater access to fast growing markets as well as providing opportunities for cross-selling the enlarged portfolio of products;

      - create the potential to capture significant annual synergy benefits of approximately US$300 million (on a pre-tax basis) by 2009, through initiatives including global procurement savings, optimisation of product flows, integrated commercial policy and the sharing of best practices; and

      - give CSN the ability to leverage Corus' exceptional research and development and engineering expertise across the combined group.

o     The price of 515 pence per Corus Share represents:

      - a premium of approximately 42.9 per cent. to the average closing mid-market price of 360.5 pence per Corus share for the twelve months to and including 4 October 2006, being the last business day before the announcement by Tata that it was evaluating various opportunities, including Corus;

      - a premium of approximately 26.4 per cent. to the closing mid-market price of 407.5 pence per Corus Share on 4 October 2006; and

      - a premium of approximately 3.0 per cent. to the revised offer price made by Tata at 500 pence per Corus share.

o CSN Acquisitions has held constructive and satisfactory discussions with the trustees of Corus' two main UK pension schemes and has agreed with committees of the relevant boards of pension trustees an arrangement, which will be recommended to the full boards of the pensions trustees, whereby CSN Acquisitions will:

      - fund upfront the IAS 19 deficit on the Corus Engineering Steels Pension Scheme by paying (pound)138 million into the scheme; and

      - increase the contribution rate on the British Steel Pension Scheme from 10 per cent. to 12 per cent. until 31 March 2009.

o The Acquisition is subject to the satisfaction or waiver of the Pre-Condition that either Corus Shareholders reject the Tata Scheme or the Tata Scheme is otherwise withdrawn by Corus or lapses. The Pre-Condition is set out in full in Part I of Appendix I.

o Subject to the satisfaction or waiver of the Pre-Condition, the Acquisition will be made by CSN Acquisitions, an indirect wholly-owned subsidiary of CSN, and is proposed to be implemented by way of a scheme of arrangement under section 425 of the Companies Act. The Scheme will be put to Corus Shareholders at the Court Meeting and at the Extraordinary General Meeting, which will be convened in due course. The Scheme Document will be posted to Corus Shareholders within 28 days of satisfaction or waiver of the Pre-Condition. In addition, a further document (the "Information Document") setting out further details of the Acquisition and information relating to the CSN Group will be sent to Corus Shareholders as soon as possible.

o The Loan Note Alternative will be made available to Corus Shareholders (other than certain overseas shareholders).

o As at the date of this announcement, the CSN Group owns 34,072,613 Corus Shares, representing approximately 3.8 per cent. of Corus' existing issued share capital.

o The Corus Directors, who have been so advised by Credit Suisse (as lead financial adviser), JPMorgan Cazenove and HSBC (as independent financial adviser to Corus for the purposes of Rule 3 of the Takeover Code), consider the terms of the Acquisition to be fair and reasonable, so far as Corus Shareholders are concerned. Accordingly, the Corus Directors intend unanimously to recommend that Corus Shareholders vote in favour of the Scheme at the Court Meeting and Extraordinary General Meeting to be convened in relation to the Acquisition. In providing their advice, Credit Suisse, JPMorgan Cazenove and HSBC have taken into account the commercial assessments of the Corus Directors.

Commenting on this announcement, Benjamin Steinbruch, Chairman and Chief Executive Officer of CSN, said:

"The strategic impetus for this combination is growth - growth in Brazil, in Europe and for our combined workforces. Our goal is to unlock the value of our iron ore assets through Corus, transforming them into cost effective, high quality steel products using Corus' advanced engineering capabilities and its excellent European distribution platform. This is a winning combination for all stakeholders."

Commenting on the Acquisition, Jim Leng, Chairman of Corus, said:

"As I informed shareholders in my letter of 27 November 2006, once the Corus Directors received an approach from CSN, we provided information and made our senior management available to enable CSN to meet its pre-conditions and complete its due diligence.

This offer is both higher than the initial proposal by CSN as well as the revised Tata offer of 500 pence per share. It is also consistent with our strategic objective of securing access to raw materials, low cost production and growth markets. The combination of the two businesses will create a strong platform from which to compete and grow in an increasingly global market."

Lazard is acting as lead financial adviser, Goldmans Sachs International as financial adviser and joint broker, and UBS as joint broker to CSN and CSN Acquisitions in relation to the Acquisition. Credit Suisse is acting as lead financial adviser, JPMorgan Cazenove as joint financial adviser and corporate broker and HSBC as independent financial adviser for the purposes of Rule 3 of the Takeover Code to Corus.

This summary should be read in conjunction with, and is subject to, the full text of the following announcement and the Appendices.

Appendix I sets out the Pre-Condition to which the Acquisition is subject and sets out certain further terms and conditions of the Scheme. Appendix II sets out the bases and sources of certain of the information contained in this announcement. Appendix III contains the definitions of certain terms used in this announcement.

Enquiries:

CSN                                                    Tel: +55 11 3049 7511
Otavio de Garcia Lazcano, Chief Financial Officer
Jose Marcos Treiger, Director of Investor Relations

Lazard                                                 Tel: +44 (0) 20 7187 2000
(lead financial adviser to CSN and CSN Acquisitions)
Antonio Weiss
Nicholas Jones
Paul Gismondi
Richard Shaw

Goldman Sachs International                            Tel: +44 (0) 20 7774 1000
(financial adviser and joint broker to CSN and CSN Acquisitions)
Yoel Zaoui
Simon Dingemans
Mark Sorrell

UBS (joint broker to CSN and CSN Acquisitions)         Tel: +44 (0) 20 7567 8000
John Woolland

The Maitland Consultancy (PR advisers to CSN)
UK                                                     Tel: +44 (0) 20 7379 5151
Angus Maitland
Martin Leeburn
Liz Morley
Tom Siveyer

Netherlands                                            Tel: +31 2 0647 8181
Kees Jongsma

Corus Group plc
David Lloyd, Chief Financial Officer                   Tel: +44 (0) 20 7717 4557
Emma Tovey, Director, Investor Relations               Tel: +44 (0) 20 7717 4514

Credit Suisse (lead financial adviser to Corus)        Tel: +44 (0) 20 7888 8888
James Leigh Pemberton
Jeremy Fletcher
Zachary Brech

JPMorgan Cazenove                                      Tel: +44 (0) 20 7588 2828
(joint financial adviser and corporate broker to Corus)
Edmund Byers
Barry Weir
Matthew Lawrence

HSBC (Rule 3 adviser to Corus)                         Tel: +44 (0) 20 7991 8888
Adrian Coates
Charles Packshaw
Raj Kohli
Jan Sanders

Brunswick (PR adviser to Corus)                        Tel: +44 (0) 20 7404 5959
Kevin Byram
Laura Cummings
Ash Spiegelberg

      NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN,
        INTO OR FROM ANY JURISDICTION WHERE THE SAME WOULD CONSTITUTE A
              VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

                                                                11 December 2006

                  RECOMMENDED PRE-CONDITIONAL CASH ACQUISITION
                                       of
                            Corus Group plc ("Corus")
                                       by
   CSN Acquisitions Limited ("CSN Acquisitions"), a wholly-owned subsidiary of
                     Companhia Siderurgica Nacional ("CSN")


1     Introduction

On 20 October 2006, Tata and Corus announced a recommended cash acquisition of Corus at 455 pence per Corus Share, to be effected by way of a scheme of arrangement under section 425 of the Companies Act.

On 17 November 2006, CSN announced that it had approached the board of Corus regarding a proposal to acquire the Company at a price of 475 pence per Corus Share in cash which may or may not lead to a possible recommended offer. This proposal was subject to, amongst other things, completion of confirmatory due diligence, finalisation of financing arrangements and a recommendation from the Corus Directors. On 4 December 2006, Corus announced that the court meeting and extraordinary general meeting convened in relation to the Tata Scheme had been adjourned until 20 December 2006. On 10 December 2006, Tata increased its offer price to 500 pence per Corus Share.

Following completion of due diligence, CSN and CSN Acquisitions are pleased to announce their agreement with the Corus Directors on the terms of a recommended pre-conditional cash acquisition of the entire issued and to be issued share capital of Corus at a price of 515 pence for each Corus Share.

The terms of the Acquisition value the issued and to be issued share capital of Corus at approximately (pound)4.9 billion and imply an enterprise value for Corus of approximately (pound)5.8 billion. This includes net debt as at 30 September 2006, option proceeds from the exercise of options and an upfront pension payment, totalling approximately (pound)0.9 billion in aggregate.

The Acquisition will be made by CSN Acquisitions, a wholly-owned subsidiary of CSN, recently incorporated in England and Wales for the purpose of making the Acquisition. It is intended that the Acquisition, which is subject to the Pre-Condition being satisfied or waived, will be implemented by way of a Court sanctioned scheme of arrangement under section 425 of the Companies Act. The terms of the Pre-Condition are set out in Part I of Appendix I. If the Pre-Condition is satisfied or waived, the Scheme Document will be posted within 28 days.

A further document (the "Information Document") setting out details of the Acquisition and containing certain information relating to the CSN Group will be sent to Corus Shareholders as soon as possible.

Further information on CSN and CSN Acquisitions is set out in paragraph 10 of this announcement.


2     The Acquisition

Under the terms of the Scheme, which is subject to the Pre-Condition and will be subject to the further terms and conditions set out in Appendix I to this announcement, and to the full terms and conditions to be set out in the Scheme Document, Corus Shareholders holding Corus Shares at the Scheme Record Date will receive, subject to elections made under the Loan Note Alternative:

              for each Corus Share                     515 pence in cash

This represents a price of 1,030 pence in cash for each Corus ADS.

The terms of the Acquisition value the entire existing issued and to be issued ordinary share capital of Corus at approximately (pound)4.9 billion. As at the date of this announcement, the CSN Group owns 34,072,613 Corus Shares, representing approximately 3.8 per cent. of Corus' existing issued share capital.

The price of 515 pence per Corus Share represents:

o a premium of approximately 42.9 per cent. to the average closing mid-market price of 360.5 pence per Corus share for the twelve months to and including 4 October 2006, being the last business day before the announcement by Tata that it was evaluating various opportunities including Corus;

o a premium of approximately 26.4 per cent. to the closing mid-market price of 407.5 pence per Corus Share on 4 October 2006; and

o a premium of approximately 3.0 per cent. to the revised offer price made by Tata of 500 pence per Corus share.

If the Scheme becomes effective, subject to elections made under the Loan Note Alternative, a payment of 515 pence in cash per Corus Share will be despatched or, where appropriate, credited through CREST, to Corus Shareholders within 14 days of the Effective Date. ADS Holders will receive their consideration from the ADS Depositary through the Corus ADS programme in accordance with the terms of the Deposit Agreement.

Holders of interests in Corus Shares which are held through Euroclear Nederland will receive their consideration in accordance with customary Dutch clearing and settlement practice.

If the Scheme becomes effective, the ADS Depositary will provide registered holders of Corus ADSs with information regarding the surrender of their Corus ADSs. Additional settlement arrangements for ADS Holders will be set out in the Scheme Document.

Under the Scheme, US Holders, ADS Holders and Restricted Overseas Persons will only be eligible to receive cash consideration, and will not be eligible to elect to receive Loan Notes as consideration pursuant to the Loan Note Alternative.

Appropriate proposals equivalent to those proposed by Tata will be made in due course to participants in the Corus Share Schemes. Appropriate proposals will also be made to the holders of the Dutch Bonds.

It is proposed that the Corus Deferred Shares will be cancelled for no consideration pursuant to the Proposals.


3     Background to and reasons for the Acquisition

CSN's key strategy has been to maximise its full potential as one of the world's lowest cost steel producers. Over the past few years CSN has been seeking opportunities to strengthen its position as a major global player through expanding its presence within Brazil, Portugal and in the United

States and optimising its infrastructure assets (mine, ports and railways) and their competitive cost advantages through organic growth and acquisitions.

The Acquisition would transform CSN into one of the five largest global steel producers, substantially enhancing its scale and growth potential. The transaction has a compelling strategic and commercial rationale and is consistent with CSN's existing strategy to further integrate its low cost production in Brazil with finishing and distribution in developed markets. The key benefits of the Acquisition are:

To realise full benefits of raw material integration

The Acquisition would enable CSN to realise the full potential of its vertically integrated business model by instantly providing substantial captive iron ore demand for the expanding output of its Casa de Pedra mine in Brazil, one of the largest iron ore projects worldwide. The supply of high quality and low cost iron ore to Corus' upstream operations in the UK and the Netherlands would be cost effective and have an immediate and significant impact on the profitability and cash generation of Corus, leading to incremental annual cash-flow in Corus of approximately US$450 million (on a pre-tax basis) by 2009. CSN also believes that Corus would benefit from long-term intra-group supplies, providing an important hedge against input price volatility.

Market-leading research and development ("R&D") and engineering capabilities

CSN believes that Corus has industry-leading R&D capabilities in a number of product segments, an increasingly important factor as customers seek complete solutions and partners for product development. The combined group would have the increased scale necessary to sustain investment in R&D activities, support customers over product development cycles and maintain a position as preferred supplier to end customers.

Significant cost savings and increased revenue

As a result of the Acquisition, CSN expects to generate annual pre-tax cost savings of approximately US$300 million by 2009, primarily in the areas of global procurement, optimisation of product flows, integrated commercial policy and application of best practices to the enlarged asset base. CSN expects to generate additional revenue opportunities through the cross-selling of the enlarged product portfolio to the combined customer base, improved product mix with Corus' finishing capabilities, reduced volatility through geographic and product diversification and increased market share by selling lower cost steel produced by CSN through Corus' distribution network.

The Acquisition provides a significant opportunity for CSN to deliver on its strategic ambitions, seeking sustainable long-term and profitable growth to shareholders through industry consolidation. CSN believes that the Acquisition will create significant value for its shareholders by delivering a powerful new combination with market leading positions and exceptional distribution networks across both developed and emerging markets.

To maximise growth potential through the downstream capabilities of Corus


CSN believes that Corus' strong position in downstream processing and distribution would create substantial benefits for both companies. The Acquisition would provide downstream finishing capabilities for intermediate steel products from CSN, increasing sales of higher value-added products, as well as a distribution network in close proximity to important end customers in Western Europe. CSN is one of the lowest cost steel producers in the world and has announced plans for a greenfield slab project at Itaguai (in Brazil) to expand production by 4.5 million tonnes annually by 2011. Over time Corus would gain a sustainable cost advantage from increased supply of low cost intermediate steel products.


4     Background to and reasons for the recommendation

Since the placing and open offer and the launch of the "Restoring Success" programme, introduced by Philippe Varin in June 2003, Corus has delivered substantial value for Corus Shareholders.

The "Restoring Success" programme was designed to deliver a (pound)680 million improvement in earnings before interest, tax and depreciation and has underpinned the significant improvement in Corus' financial performance. As well as savings through cost reductions and improved operational efficiency, the programme has also delivered significant improvements in Corus' safety performance and customer service levels.

The completion of the sale of Corus' downstream aluminium assets in August 2006 was also an important step in the Company's strategy to focus on and develop its carbon steel businesses, in addition to further strengthening its balance sheet.

In August 2005, the Corus Board set out how it intended to take Corus forward, beyond Restoring Success. Corus has developed a strategy to further enrich the product mix and the operational efficiency of its existing Western European asset base. In addition to the launch of a group wide continuous improvement programme, Corus has substantially increased the level of its capital expenditure, including the two previously announced major investments, namely at IJmuiden to expand Corus' product range capabilities for the automotive and construction markets and at Scunthorpe to strengthen Corus' competitive position in structural sections, rail and wire rod markets. As part of this strategy, Corus would look beyond Western Europe, where the large majority of its assets are based, to those parts of the world where it could secure access to lower cost steel production to support the future cost competitiveness of its European assets, as well as pursuing opportunities in high growth markets.

Corus has consistently acknowledged the benefits of a combination with a producer in a low cost region, particularly one with access to raw materials, and has worked with its advisers to investigate a range of options. Since August 2005, Corus has had talks with a number of parties regarding a range of possible transactions, including with CSN. The combination of the two businesses will enable Corus to compete on a global scale in an increasingly competitive environment.


5     Recommendation

The Corus Directors, who have been so advised by Credit Suisse (as lead financial adviser), JPMorgan Cazenove and HSBC, consider the terms of the Acquisition to be fair and reasonable, so far as Corus Shareholders are concerned. Accordingly, the Corus Directors intend unanimously to recommend that Corus Shareholders vote in favour of the Scheme at the Court Meeting and Extraordinary General Meeting of the Company.

Although Credit Suisse is acting as lead financial adviser to Corus, other members of the Credit Suisse Group are, with the consent of Corus, providing acquisition finance and related services to Tata in relation to the Tata Proposals and, as a consequence, is a connected party to Tata. JPMorgan Cazenove, as part of the JPMorgan group, has historical relationships with the Tata companies and, as a consequence, is also a connected party to Tata. HSBC is therefore providing independent advice to the Corus Directors on the Acquisition for the purposes of Rule 3 of the Code. In providing advice to the Corus Directors, Credit Suisse, JPMorgan Cazenove and HSBC have taken into account the commercial assessments of the Corus Directors.


6     CSN's intentions regarding the business of Corus

The combination of the businesses of CSN and Corus will be driven by a common vision and strategy with the intention of being at the forefront of the steel industry in the near future. The enlarged group will consolidate and embed principles of continuous improvement, focusing on sharing best practices, manufacturing excellence and cost reduction initiatives. CSN supports Corus' strategy for the development of its European businesses as described above in paragraph 4.


7     Management, employees and locations

CSN recognises the strong contribution made by Corus' management and employees to the development of Corus including their achievements in the Restoring Success programme and view them as being critical to the success of the combined group going forward.

Following completion of the Acquisition, Mr J W Leng will step down as Chairman of the Board of Corus, which will then be chaired by Mr B Steinbruch, the Chairman of the Board of CSN and which will comprise executives drawn from the enlarged group. At its request, CSN will invite Mr J W Leng to join the Board of CSN.

At the request of CSN, it is intended that Mr P Varin will remain as Chief Executive of Corus, working with Mr B Steinbruch on the integration of the businesses. Mr P Varin's contract will be amended to a six month term with an option for this to be extended on agreement of both parties. It is also intended that Mr D Lloyd, Finance Director of Corus, will remain in his current role for a minimum twelve month period following completion of the Acquisition. Mr R Henstra would retain his existing role and responsibilities within Corus.

Immediately on completion, a Convergence Committee will be formed, chaired by Mr B Steinbruch, and will comprise executives drawn from the enlarged Group including Mr P Varin, Mr D Lloyd and Mr R Henstra.

The board of CSN has given the Corus board assurances that, following the Scheme becoming effective, the existing contractual and statutory employment and pension rights of all management and employees of Corus will be fully safeguarded.

CSN's plans do not involve any material change in the conditions of employment of Corus Group's employees, nor are there any current plans to change the principal locations of Corus Group's business. CSN will continue to be headquartered in Brazil.

8     Pension schemes

CSN Acquisitions and committees of the boards of the trustees of the British Steel Pension Scheme and Corus Engineering Steels Pension Scheme, being the two main Corus Group UK pension schemes, have reached an understanding in respect of Corus' obligations in relation to these schemes following completion of the Acquisition. CSN Acquisitions has offered to fund, upfront, the IAS 19 deficit on the Corus Engineering Steel Pension Scheme, by paying (pound)138 million into the scheme and to increase the contribution rate on the British Steel Pension Scheme from 10 per cent. to 12 per cent. until 31 March 2009. The schemes will, subject to certain limitations in time and amount, have a security and guarantee structure similar to that of the new debt facilities (which are described in paragraph 13 below). This framework arrangement will be recommended by the committees to the full trustee boards for their approval.


9     Information on Corus

Corus is one of the world's largest steel producers. Operations are organised into three principal divisions: Strip Products, Long Products and Distribution & Building Systems. Corus employs approximately 41,000 people, the majority of whom are based in the UK, the Netherlands and other Western European locations.

Corus' strategy is focused on carbon steel to further develop a strong and sustainable competitive position in its Western European markets and locations and to improve its exposure to lower cost, higher growth regions.

The Corus Group produces carbon steel at three integrated steelworks in the UK at Port Talbot, Scunthorpe and Teesside, and at one in the Netherlands at IJmuiden. Engineering steels are produced in the UK at Rotherham using the electric arc furnace method. Corus also has processing facilities in North America and Europe.

Corus has sales offices, stockholders, service centres and joint venture or associate arrangements in a number of markets for distribution and further processing of steel products. These are supported by various agency agreements. There is an extensive network in the EU, while outside the EU Corus has sales offices in around 30 countries, supported by a worldwide trading network. Combining this global expertise with local consumer service, Corus offers value, reliability and innovation. The Corus brand represents a mark of quality, loyalty and strength.

In 2005, approximately 60 per cent. of Corus' crude steel production was rolled into hot rolled coil. Most of the remainder was further processed into sections, plates, engineering steels or wire rod, or sold in semi finished form. Approximately 35 per cent. of hot rolled coil was sold without further processing in cold rolling mills and coating lines, and the remainder was transferred to Corus tube mills for the manufacture of welded tubes. Principal end markets for the Corus Group's steel products are the construction, automotive, packaging, mechanical and electrical engineering, metal goods, and oil and gas industries.

For the year ended 31 December 2005, Corus reported revenues of approximately (pound)9.2 billion, earnings before interest, tax, depreciation and amortisation before restructuring, impairment and disposals of (pound)947 million and profit after tax of (pound)432 million (all as re-stated for continuing operations in the first quarter results announcement, thus excluding the downstream aluminium rolled products and extrusions businesses which were sold in August 2006).

Corus announced on 2 August 2006 that it had completed the sale of its downstream aluminium rolled products and extrusions businesses to Aleris International for a gross consideration of (euro)826 million (c. (pound)570 million), achieving its stated aim to focus on its carbon steel operations. A provisional profit on disposal of (pound)20 million was reported in the third quarter of 2006. Under the terms of the share purchase agreement, the final consideration payable and profit on disposal remain subject to a net working capital adjustment to be agreed as part of the completion accounts.

For the nine months ended 30 September 2006, Corus reported revenues of approximately (pound)7.2 billion, earnings before interest, tax, depreciation and amortisation before restructuring, impairment and disposals of (pound)668 million and profit after tax of (pound)223 million (all on a continuing operations basis).


10    Information relating to CSN and CSN Acquisitions

CSN Acquisitions

CSN Acquisitions, a UK resident wholly owned indirect subsidiary of CSN was formed for the purpose of making the Acquisition, and has not traded since incorporation, nor has it entered into any obligations, other than in connection with the Acquisition.

The current directors of CSN Acquisitions are Benjamin Steinbruch, Otavio de Garcia Lazcano and Eneas Garcia Diniz. Further information in relation to CSN Acquisitions will be contained in the Scheme Document and the Information Document.

CSN

CSN is one of the most competitive integrated global steel producers with operations in Brazil, the United States and Portugal and is listed on the Sao Paulo and New York stock exchanges with a market capitalisation of approximately US$8.6 billion. CSN is the second largest fully-integrated steel producer in Brazil and one of the largest in Latin America in terms of crude steel production with current capacity of 5.6 mtpa of crude steel, 5.1 mtpa of rolled products and 2.9 mtpa of coated steel.

CSN's integrated operations cover the entire steel production process, from ore extraction to delivery of the end product to the client. The synergies captured between its mining, steel production and logistical activities, together with its self sufficiency in almost all the main inputs, enables CSN to minimise costs and consequently to maximise returns in the production and commercialisation of flat steel. CSN's clients come from a wide range of areas, including the automotive, civil construction, packaging, home appliance and OEM industries, both in Brazil and abroad.

Steel

CSN's steel operations cover the entire steel chain from the production of slabs to distribution of the finished products. CSN's facilities comprises its Presidente Vargas Steelworks in Volta Redonda, Rio de Janeiro, two galvanising plants in GalvaSud and CSN Parana (also in Brazil), a cold rolling and galvanising line at CSN LLC in the United States and the Lusosider steel mill in Portugal. CSN is also Brazil's only producer of tin-plate, which is used in the packaging industry and Galvalume, a steel coated with zinc and aluminium used in civil construction. In addition, CSN expects to start operation of a newly built steel mill in Itaguai, Rio de Janeiro in 2011, with slab production capacity of
4.5 mtpa.

Mining

CSN's mining activities are geared towards inputs for the steel business, producing iron ore, limestone, dolomite and tin. All limestone, dolomite and tin are produced solely for CSN's own consumption. CSN's iron ore mine, Casa de Pedra is one of the largest captive mines in the world and following CSN's expansion project is expected to reach full capacity in July 2010, increasing the plant's iron ore output in sequential modules from 21 through 40 and to 50 mtpa.

Logistics

CSN has its own infrastructure capabilities with management of two port terminals in Rio de Janeiro State, which currently handle coal and coke only. Expansion is underway to prepare the terminal to also export iron ore and once fully concluded will have capacity of 30 mtpa. This will help establish the Sepetiba port complex as one of the leading facilities in Brazil.

In addition, CSN holds stakes in two railway companies, Companhia Ferroviaria do Nordeste (CFN) and MRS Logistica which plays a vital role in bringing raw materials and outflow of end products.

Other

CSN is one of the biggest industrial consumers of electricity in Brazil and is a partner in two hydroelectric plants and a thermo power plant in Brazil. CSN is also currently constructing a cement facility to produce 1.2 mtpa of cement using the slag generated by its blast furnaces.

For the year ended 31 December 2005, CSN reported net revenues of approximately US$3.8 billion, earnings before interest, tax, depreciation and amortisation before restructuring, impairment and disposals of US$1.8 billion and profit after tax of US$902 million.

For the nine months ended 30 September 2006, CSN reported revenues of approximately US$3.0 billion, earnings before interest, tax, depreciation and amortisation before restructuring, impairment and disposals of US$1.4 billion and profit after tax of US$496 million.


11    Corus Share Schemes and Dutch Bonds

Appropriate proposals equivalent to those proposed by Tata will be made in due course to participants in the Corus Share Schemes. Appropriate proposals will also be made to the holders of the Dutch Bonds.

12    Corus Deferred Shares

As at the date hereof, the issued share capital of Corus includes 3,130,418,153 deferred shares of 40 pence each. These Corus Deferred Shares were created in connection with a capital reorganisation of Corus effected in December 2003. They carry no voting or dividend rights and are effectively worthless.

It is anticipated that Corus will exercise its authority, pursuant to Article 5 (note 3(ii)(d)) of the Corus Articles, to elect a transfer thereof to a nominee which will be registered as the Corus Deferred Shareholder. As part of the Proposals, it is intended that the Corus Deferred Shares be cancelled for no consideration on the Effective Date. It is intended that the reserve arising from the cancellation of the Corus Deferred Shares will be capitalised in favour of CSN Acquisitions (and/or its nominee(s)).

Further information on the proposed cancellation of the Corus Deferred Shares will be contained in the Scheme Document.


13    Financing

The Acquisition will be funded by a cash contribution from a subsidiary of CSN to CSN Acquisitions to the extent of approximately US$3.3 billion. To finance the balance of the consideration due under the Acquisition, CSN Holdings has in place a senior and subordinated bridge facility and a revolving loan facility with a total aggregate amount of (pound)4,350 million (comprising senior term loan facilities of (pound)2,000 million, a (pound)350 million senior revolving credit facility and a (pound)2,000 million subordinated high yield bridge facility), which have been jointly arranged by Barclays Capital (the investment banking division of Barclays Bank PLC), Goldman Sachs International and ING Bank N.V., London Branch and fully underwritten by Barclays Bank PLC, ING Bank N.V., London Branch and Portfolio Acquisitions 1 Ltd (an indirect wholly-owned subsidiary of The Goldman Sachs Group Inc.). These debt facilities will also be available, amongst other things, to refinance the existing debt of the Corus Group (including the existing public debt), provide working capital for the Corus Group after completion of the Acquisition and pay certain fees and expenses associated with the Acquisition.

Lazard and Goldman Sachs International are satisfied that sufficient resources are available to CSN Acquisitions to satisfy in full the consideration payable to Corus Shareholders under the terms of the Scheme as set out in this announcement. Further information on the financing of the Proposals will be set out in the Scheme Document and the Information Document.

Under the agreement for the provision of the debt facilities, CSN Acquisitions has agreed, save as may be required by the Panel, the Takeover Code or the Court, not to amend, waive or modify any material condition to the Scheme in any material respect without the prior consent of Barclays Bank PLC as Facility Agent.


14    Structure of the Acquisition, delisting and re-registration

It is intended that, subject to satisfaction or waiver of the Pre-Condition, the Acquisition will be effected by means of a Court sanctioned scheme of arrangement between Corus and Corus Shareholders under section 425 of the Companies Act. The procedure will involve an application by Corus to the Court to sanction the Scheme and confirm the cancellation (or, where applicable including in relation to Loan Note Elected Shares, the transfer) of all Scheme Shares, in consideration for which Corus Shareholders will receive cash (or, other than US Holders, ADS Holders and Restricted Overseas Persons, Loan Notes pursuant to the Loan Note Alternative in respect of Loan Note Elected Shares) as described in paragraph 2 of this announcement. The Scheme will not be proposed unless and until the Pre-Condition is satisfied or CSN and Corus agree with the consent of the Panel to waive it as a pre-condition to the Acquisition. The terms of the Pre-Condition are set out in Part I of Appendix I. There can be no certainty as to whether or when the Pre-Condition will be satisfied or waived. The implementation of the Scheme is also subject to the further terms and conditions set out in Part II of Appendix I and the full terms and conditions which will be set out in the Scheme Document and will only become effective if, among other things, the following events occur:

o a resolution to approve the Scheme is passed by a majority in number of the Scheme Shareholders present and voting (and entitled to vote), either in person or by proxy at the Court Meeting, representing not less than three quarters in value of the Scheme Shares held by such Scheme Shareholders;

o the special resolution to implement the Scheme and to amend the Corus Articles is passed at the Extraordinary General Meeting; and

o the Scheme is sanctioned (with or without modification), and the associated Reduction of Capital is confirmed, by the Court and the Scheme becomes effective by registration of the Reduction Court Order with the Registrar of Companies and the issue by the Registrar of Companies of a certificate under section 138 of the Companies Act in relation to the Reduction of Capital associated with the Scheme.

The purpose of the Scheme is to provide for CSN Acquisitions to become the owner of the whole of the issued ordinary share capital of Corus. This is to be achieved by:

o     the cancellation of the Corus Deferred Shares;

o the cancellation of the Cancellation Shares (including those represented by Corus ADSs) held by Cancellation Shareholders and the application of the reserve arising from such cancellation in paying up in full a number of new Corus Shares (which is equal to the number of Cancellation Shares cancelled) and issuing them to CSN Acquisitions, in consideration for which Cancellation Shareholders will receive cash on the basis set out in paragraph 2 of this announcement; and

o immediately after the cancellation of the Cancellation Shares and the issue of new Corus Shares to CSN Acquisitions, the transfer by Corus Shareholders to CSN Acquisitions of the Loan Note Elected Shares in accordance with the Scheme in consideration for which relevant Scheme Shareholders will be issued Loan Notes, on the basis set out in paragraph 15 of this announcement, instead of the cash to which they would otherwise have been entitled to receive.

Under the Implementation Agreement, CSN Acquisitions has reserved the right to instruct Corus to alter the terms of the Scheme so as to designate all the Scheme Shares (including Cancellation Shares) as Transfer Shares. Any Scheme Shares so designated will not be cancelled but will be transferred to CSN Acquisitions pursuant to the Scheme.

Subject to satisfaction or waiver of the Pre-Condition and the conditions set out in Appendix I to this announcement, the consideration payable under the Acquisition will be despatched by CSN Acquisitions to Corus Shareholders and the ADS Depositary on behalf of ADS Holders no later than 14 days after the Effective Date. If the Scheme has not become effective by 31 December 2007, or such later date as CSN Acquisitions and Corus may agree (with, where applicable, the consent of the Panel) and the Court may allow, it will lapse.

Upon the Scheme becoming effective, it will be binding on all Corus Shareholders and ADS Holders irrespective, in the case of Corus Shareholders, of whether or not they attended or voted at the Court Meeting or the EGM (and if they attended and voted, whether or not they voted in favour). Although ADS Holders will not be entitled to attend the Court Meeting or the EGM, they will be given the opportunity to instruct the ADS Depositary as to how to vote the Corus Shares underlying their ADSs.

It is expected that application will be made to the London Stock Exchange for Corus Shares to cease to be admitted to trading on its market for listed securities after the Effective Date. After the Effective Date, it is also intended that application will be made to the UK Listing Authority for the listing of Corus Shares on the Official List to be cancelled and that the listing of Corus Shares on the Amsterdam Stock Exchange will be terminated. It is also expected that, following the Effective Date, the Corus ADS programme and the Deposit Agreement will be terminated, the Corus ADSs will be delisted from the New York Stock Exchange and the Corus ADSs and the underlying Corus Shares will be de registered with the United States Securities and Exchange Commission. CSN Acquisitions intends to re register Corus as a private company as soon as it is appropriate to do so under the provisions of the Companies Act.

The Scheme will contain a provision for Corus to consent, on behalf of all persons concerned, to any modification of or addition to the Scheme or to any condition that the Court may approve or impose. Corus has been advised that it is unlikely that the Court would impose any condition to the Scheme that might be material to the interests of Corus Shareholders unless Corus Shareholders were informed in advance.

CSN Acquisitions reserves the right to elect to implement the acquisition of the Corus Shares by way of a takeover offer. In such event, it is proposed such Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme except that any such Offer may exclude Corus Shareholders resident in Canada. In addition, any Offer would be made on the terms set out in Part III of Appendix I.

Further details of the Scheme, including an indicative timetable for its implementation, will be contained in the Scheme Document, together with details on how Corus Shareholders and ADS Holders may participate in the Proposals. The Scheme Document will be posted no later than 28 days after the satisfaction of the Pre-Condition.


15    Loan Note Alternative

As an alternative to some or all of the cash consideration which would otherwise be receivable under the Scheme, Corus Shareholders (other than Restricted Overseas Persons, US Holders and

ADS Holders and Convertible Bondholders in respect of their Convertible Bonds, who may not participate in the Loan Note Alternative) will be entitled to elect to receive Loan Notes to be issued by CSN Acquisitions on the following basis:

  For every (pound)1 of cash consideration  (pound)1 nominal value of Loan Notes

This will be subject to the conditions and further terms which will be set out in the Scheme Document and the Loan Note form of election. US Holders, ADS Holders and Restricted Overseas Persons may not participate in the Loan Note Alternative.

The Loan Notes will be issued credited as fully paid, in amounts and integral multiples of (pound)1 and fractional entitlements to Loan Notes will be disregarded. The Loan Notes which will be governed by the English law will constitute direct, unsecured and subordinated obligations of CSN Acquisitions and will be guaranteed as to payment of principal and interest by Barclays Bank PLC. The Loan Notes will bear interest at a rate of 1 per cent. below six-month sterling LIBOR to be determined on the first business day of each interest period. Interest will be payable by half yearly instalments in arrear (less any tax) on 30 June and 31 December in each year. The first payment of interest will be made on the First Payment Date. On the First Payment Date, interest will be paid in respect of the period from (and including) the date of issue of the relevant Loan Notes to (but excluding) the First Payment Date. The Loan Notes will be redeemable, on not less than 14 days notice, in whole or in part for cash at par at the option of noteholders on any date falling on either 30 June or 31 December between the first date on which all of the relevant holding of Loan Notes has been in issue for more than six months and 31 December 2013.

CSN Acquisitions reserves the right not to issue Loan Notes on or before the date on which the Scheme becomes effective in accordance with its terms, if valid elections are received for an aggregate of less than (pound)20 million in nominal value of Loan Notes. If such aggregate nominal value is less than (pound)20 million, any such election shall, unless CSN Acquisitions decides otherwise, be void and the relevant Corus Shareholders will instead receive the cash consideration in accordance with the terms of the Acquisition. CSN Acquisitions may redeem all (but not some only) of the Loan Notes (so long as they have been in issue for more than 6 months) if the aggregate nominal value of the outstanding Loan Notes falls below (pound)2 million. CSN Acquisitions may purchase any Loan Notes which have been in issue for more than 6 months at a price by tender available to all holders of Loan Notes alike (provided that under the terms of such tender offer, no holders of Loan Notes will be required to sell their Loan Notes to CSN Acquisitions), or otherwise by agreement with any holders of Loan Notes. The Loan Notes may be redeemed in minimum denominations of (pound)500. If not previously redeemed, the final redemption date will be

31 December 2013. Any Loan Notes outstanding on the final redemption date will be redeemed at par together with any accrued interest (less any tax) on that date.

Up to a maximum amount of (pound)400 million of Loan Notes in aggregate, nominal value will be available under the Loan Note Alternative. To the extent that Corus Shareholders validly elect to receive Loan Notes pursuant to the Loan Note Alternative which in aggregate nominal value exceed such amount, the entitlement of each Corus Shareholder who so validly elects will be scaled down pro rata to the number of Corus Shares in respect of which he has elected for the Loan Note Alternative.

The Loan Notes will not be transferable, other than by a holder of Loan Notes to a spouse/civil partner, parent, child, certain other family members, or a family trust, or by the trustee of the Corus Group Employee Share Ownership Plan to the relevant beneficial owner of the Loan Notes. No application will be made for the Loan Notes to be listed on, or dealt on, any stock exchange or other trading facility.

Loan Notes that may be issued pursuant to the Proposals have not been and will not be registered under the Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and state securities laws.

Unless CSN Acquisitions otherwise determines, the relevant clearances and registrations have not been, nor will they be, sought or obtained, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be publicly offered in compliance with applicable securities laws of the Netherlands, Australia, Canada or Japan (or any province or territory thereof, if applicable) or any other jurisdiction. Accordingly, the Loan Notes (subject to certain exceptions) may not be offered, sold, resold, transferred, or delivered, directly or indirectly, in, into or from, the Netherlands, Australia, Canada or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction. The Dutch Listing Authority has not reviewed, approved or disapproved of this announcement, the Proposals or the Loan Notes, nor has it expressed a view on the accuracy or adequacy of this announcement.

The Loan Note Alternative will be conditional upon the Scheme becoming unconditional and effective and will remain open for election until the Loan Note Deadline.

Full details of the Loan Notes and the Loan Note Alternative will be contained in the Scheme Document.


16    Implementation Agreement

CSN, CSN Acquisitions and Corus have entered into an Implementation Agreement which contains certain assurances in relation to the implementation of the Scheme and related matters. Further information regarding the Implementation Agreement will be set out in the Scheme Document. In particular, the Implementation Agreement contains the principal provisions set out below.

Undertakings to implement the Scheme

Corus has undertaken, subject to the satisfaction of the Pre-Condition, to CSN and CSN Acquisitions to take certain steps to implement the Scheme, in accordance with an agreed indicative timetable, including the despatch of the Scheme Document, convening the Court Meeting and the EGM, and taking steps to seek the Court Orders at the Court hearings to make the Scheme effective.

Corus' obligations under the Implementation Agreement to take steps to implement the Scheme are conditional upon satisfaction of the Pre-Condition and subject to the fiduciary duties of the Corus Directors as follows. In summary:

o the implementation obligations cease if, prior to the posting of the Scheme Document, a Relevant Event occurs and the Corus Directors (in light of such Relevant Event and after taking legal and financial advice) determine that to give (or not withdraw or adversely modify) a recommendation of the Scheme would be a breach of their fiduciary duties or their obligations under the Code;

o the implementation obligations (other than the obligation to hold the Court Meeting and the EGM and obligations related thereto) cease if, following the posting of the Scheme Document but prior to the holding of such meetings, a Relevant Event occurs and the Corus Directors (in light of such Relevant Event and after taking legal and financial advice) determine that not to withdraw, or adversely modify their recommendation of the Scheme would be a breach of their fiduciary duties or their obligations under the Code; and

o the implementation obligations cease if, following the resolutions at the Court Meeting and the EGM being passed by the requisite majorities but before the Court has granted the Scheme Court Order, a Relevant Event occurs and the Corus Directors (in light of such Relevant Event and after taking legal and financial advice) determine that to seek the Scheme Court Order at the Scheme Hearing (or any ancillary or preparatory step) would be a breach of their fiduciary duties or their obligations under the Code. In addition, Corus has certain rights to seek an adjournment of the Court Meeting and/or the EGM and to delay the despatch of the Scheme Document where a Relevant Event occurs and the Corus Directors (in light of such Relevant Event and after taking legal and financial advice) determine that not to do so would be a breach of their fiduciary duties or their obligations under the Code. In addition, subject to the fiduciary duties of the Corus Directors, CSN Acquisitions has certain rights to require, acting reasonably, the Corus Directors to seek an adjournment of the Court Meeting and/or the EGM.

Inducement Fee

As a pre-condition to CSN Acquisitions agreeing to announce the proposed Acquisition, Corus has agreed in the Implementation Agreement to pay the Inducement Fee to CSN Acquisitions if:

  a) after the announcement of the Scheme, the Acquisition is withdrawn or lapses (whether or not the Pre-Condition has been satisfied at the time of such withdrawal or lapse) without becoming unconditional in all respects ("Acquisition Failure"), save that Corus and CSN have agreed that any such withdrawal or lapse that would not have occurred but for there being any legal or regulatory issues concerning the Pre-Condition forming part of the proposed Acquisition structure shall not constitute Acquisition Failure; and

  b)  in addition any of the following occurs:

            i. prior to the time of such Acquisition Failure, the Corus Directors (as constituted for this purpose in accordance with the Code) either (a) do not unanimously recommend the Acquisition to Corus Shareholders (other than where such failure to unanimously recommend is because the Acquisition has been withdrawn or lapsed by reason of a condition set out in Part II of Appendix I of this announcement being invoked);

                  or (b) having made such a recommendation, withdraw or adversely modify it; or

            ii. (in the case where the Pre-Condition has been satisfied and the Acquisition is being made by way of the Scheme) following the resolutions to be proposed at each of the Court Meeting and the EGM having been passed by the requisite majorities the Corus Directors do not, in breach of the Implementation Agreement or because their fiduciary duties require them not to do so, seek the Scheme Court Order at the Scheme Hearing; or

            iii. prior to the time of Acquisition Failure, a public announcement of an Alternative Proposal is made and subsequently (whether before or after the Acquisition Failure) such Alternative Proposal is declared unconditional in all respects, becomes effective or otherwise completes.

In relation to the provisions described above, Corus will not be regarded as having withdrawn or adversely modified its recommendation where any adjournment of the Court Meeting and/or the EGM or any postponement of the despatch of the Scheme Document is made with the consent of CSN and CSN Acquisitions.

Nothing in the Implementation Agreement obliges Corus to pay any amount, calculated on the date on which the Inducement Fee becomes due for payment, which either (i) the Panel determines would not be permitted by Rule 21.2 of the Code or (ii) is in excess of that which is permitted to be paid, without the prior approval of Corus shareholders, pursuant to rule 10.2.7R of the Listing Rules of the UKLA (the "Permitted Inducement Fee Amount"). Further, Corus, CSN and CSN Acquisitions agree that if the aggregate amount of any inducement fee payable to CSN and any inducement fee paid to Tata exceeds the Permitted Inducement Fee Amount, then the Inducement Fee will be reduced to an amount equal to the Permitted Inducement Fee Amount less the amount of any inducement fee paid to Tata.

Non solicitation arrangements

Corus has undertaken in the Implementation Agreement not to solicit, encourage, initiate or otherwise seek to procure any Competing Proposal, nor to enter into or participate in any discussions or negotiations or correspondence relating to any Competing Proposal, save that

Corus shall not be prohibited from responding to unsolicited enquiries from third parties (nor from providing due diligence information to them) to the extent that the Corus Directors consider that they would be in breach of their fiduciary duties not to do so. Corus is also free to provide any information duly requested by any regulatory authority.

Corus has also agreed to inform CSN Acquisitions promptly of any approach received from a third party relating to a Competing Proposal, including the material terms thereof. Corus has also agreed to inform CSN Acquisitions of any request for information by a third party received by it under Rule 20.2 of the Code.

Termination

The Implementation Agreement may be terminated in the following circumstances:

o by agreement in writing between CSN, CSN Acquisitions, and Corus at any time;

o if the Effective Date has not occurred (or if the Acquisition is being implemented by way of the Offer the Offer has not been declared wholly unconditional) by 31 December 2007 or such lesser period permitted or required by the Panel;

o upon service of a written notice by CSN Acquisitions on Corus stating that: (i) either the Pre-Condition or any of the conditions to the Scheme or Offer which has not been waived is (or has become) incapable of satisfaction and (where capable of waiver) will not be waived, and (ii) the Panel has finally determined that the circumstances are of such material significance that it has permitted the Acquisition to be withdrawn;

o one month following the date of the Court Meeting or Corus EGM (or such lesser period of time as may be permitted or required by the Panel), if the Scheme is not approved by the requisite majority of Corus Shareholders at the Court Meeting of Corus Shareholders or the EGM Resolution is not passed by the requisite majority at the Corus EGM and CSN Acquisitions has not exercised its right to implement the Acquisition by means of an Offer within such period;

o one month following the date of the Scheme Reduction Hearing if the Court refuses to sanction the Scheme and CSN Acquisitions has not exercised its right to implement the Acquisition by means of an Offer within such period; or

o     if Corus pays the Inducement Fee to CSN Acquisitions; or

o if no Inducement Fee is payable under the Implementation Agreement and no Offer is subsequently made by CSN within such period as the Panel may allow.


17    Disclosure of interests in Corus

Except as disclosed in this paragraph, as at the date of this announcement neither CSN or CSN Acquisitions, nor any of the directors of CSN or CSN Acquisitions, nor, so far as CSN and CSN Acquisitions are aware, any person acting in concert with CSN or CSN Acquisitions, (i) has any interest in or right to subscribe for any relevant Corus securities, nor (ii) has any short positions in respect of relevant Corus securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, nor (iii) has borrowed or lent any relevant Corus securities (save for any borrowed shares which have been on lent or sold).

As at the date of this announcement, the CSN Holdings owns 34,072,613 Corus Shares, representing approximately 3.8 per cent. of Corus' existing issued share capital.


18    Overseas shareholders

The availability of the Proposals to Corus Shareholders who are not resident in the United Kingdom may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. If you remain in any doubt, you should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

The Loan Note Alternative will not be available to US Holders, ADS Holders or Restricted Overseas Persons and consequently will not be eligible to receive Loan Notes.

Under the terms of the Proposals, CSN Acquisitions has reserved the right to make an Offer for Corus as an alternative to a Scheme. If CSN Acquisitions exercises its right to implement the

Acquisition by means of an Offer, any such Offer will be made in compliance with applicable laws and regulations.


19    General

The Acquisition is subject to the Pre-Condition set out in Part I of Appendix I. If the Pre-Condition is satisfied or waived, the Scheme will be made on the terms and subject to the Scheme Conditions set out herein and in Part II of Appendix I, and to be set out in the Scheme Document. The Scheme Document will be posted to Corus Shareholders and ADS Holders and made available, for information only, to participants in the Corus Share Schemes as soon as practicable and in any event within 28 days of the date of that the Pre-Condition is satisfied or waived unless agreed otherwise with the Takeover Panel. In addition, the Information Document setting out further details of the Acquisition and containing certain information relating to the CSN Group will be sent to Corus Shareholders as soon as possible.

On 4 December 2006, the extraordinary general meeting and the court meeting of Corus to be held in conjunction with the Tata Scheme were adjourned to 20 December 2006. The Corus Board intends to advise shareholders as appropriate in due course and in any event in advance of those meetings on the action that shareholders should take at those meetings.

The Scheme will be governed by English law. The Scheme will be subject to the applicable requirements of the Takeover Code, the Takeover Panel, the London Stock Exchange, the UK Listing Authority and the Amsterdam Stock Exchange.

Neither CSN nor CSN Acquisitions nor, so far as CSN and CSN Acquisitions are aware, any person acting in concert with CSN or CSN Acquisitions, has any arrangement in relation to relevant Corus securities. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant Corus securities which may be an inducement to deal or refrain from dealing in such securities.

Appendix I sets out the Pre-Condition, the Scheme Conditions and certain further terms of the Scheme. Appendix II sets out the bases and sources of certain of the information contained in this announcement. Appendix III contains the definitions of certain terms used in this announcement.

Enquiries:

CSN                                                    Tel: +55 11 3049 7511
Otavio de Garcia Lazcano, Chief Financial Officer
Jose Marcos Treiger, Director of Investor Relations

Lazard                                                 Tel: +44 (0) 20 7187 2000
(lead financial adviser to CSN and CSN Acquisitions)
Antonio Weiss
Nicholas Jones
Paul Gismondi
Richard Shaw

Goldman Sachs International                            Tel: +44 (0) 20 7774 1000
(financial adviser and joint broker to CSN and CSN Acquisitions)
Yoel Zaoui
Simon Dingemans
Mark Sorrell

UBS (joint broker to CSN and CSN Acquisitions)         Tel: +44 (0) 20 7567 8000
John Woolland

The Maitland Consultancy (PR advisers to CSN)
UK                                                     Tel: +44 (0) 20 7379 5151
Angus Maitland
Martin Leeburn
Liz Morley
Tom Siveyer

Netherlands                                            Tel: +31 2 0647 8181
Kees Jongsma

Corus Group plc
David Lloyd, Chief Financial Officer                   Tel: +44 (0) 20 7717 4557
Emma Tovey, Director, Investor Relations               Tel: +44 (0) 20 7717 4514

Credit Suisse (lead financial adviser to Corus)        Tel: +44 (0) 20 7888 8888
James Leigh Pemberton
Jeremy Fletcher
Zachary Brech

JPMorgan Cazenove
(joint financial adviser and corporate broker
to Corus)                                              Tel: +44 (0) 20 7588 2828
Edmund Byers
Barry Weir
Matthew Lawrence

HSBC (Rule 3 adviser to Corus)                         Tel: +44 (0) 20 7991 8888
Adrian Coates
Charles Packshaw
Raj Kohli
Jan Sanders

Brunswick (PR adviser to Corus)                        Tel: +44 (0) 20 7404 5959
Kevin Byram
Laura Cummings
Ash Spiegelberg

This announcement is not intended to and does not constitute, or form part of, any offer or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Proposals or otherwise. The Proposals will be made solely through the Scheme Document and the relevant Dutch Bond Proposals Document, which will contain the full terms and conditions of the Proposals, including details of how to vote in respect of the Proposals. Any response to the Proposals should be made only on the basis of the information contained in the Scheme Document or, in relation to the Dutch Bond Proposals, the relevant Dutch Bond Proposals Document.

Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as lead financial adviser to CSN and CSN Acquisitions in connection with the Proposals and is not acting for any other person in relation to the Proposals and will not be responsible to anyone other than CSN and CSN Acquisitions for providing the protections afforded to clients of Lazard & Co., Limited, nor for providing advice in relation to the Proposals or any matters referred to herein.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser and joint corporate broker to CSN and CSN Acquisitions in connection with the Proposals and is not acting for any other person in relation to the Proposals and will not be responsible to anyone other than CSN and CSN Acquisitions for providing the protections afforded to clients of Goldman Sachs International, nor for providing advice in relation to the Proposals or any matters referred to herein.

UBS, is acting as joint broker to CSN and is not acting for any other person in connection with the matters referred to in this announcement and will not be responsible to anyone other than CSN for providing the protections afforded to clients of UBS nor for providing advice in relation to any matter referred to herein.

Credit Suisse, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Proposals and the Tata Proposals, and members of the Credit Suisse Group are providing acquisition finance and related services to Tata in relation to the Tata Proposals. No member of the Credit Suisse Group is acting for any other person in relation to the Proposals or the Tata Proposals and will not be responsible to any other person other than Corus and Tata for providing the protections afforded to clients of Credit Suisse, nor for providing advice in relation to the Proposals, the Tata Proposals, or any matters referred to herein.

JPMorgan Cazenove, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Proposals and the Tata Proposals and is not acting for any other person in relation to the Proposals or the Tata Proposals and will not be responsible to anyone other than Corus for providing the protections afforded to clients of JPMorgan Cazenove, nor for providing advice in relation to the Proposals, the Tata Proposals, or any matters referred to herein.

HSBC, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Proposals and the Tata Proposals and is not acting for any other person in relation to the Proposals or the Tata Proposals and will not be responsible to anyone other than Corus for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Proposals, the Tata Proposals, or any matters referred to herein.

The availability of the Proposals to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about and observe any applicable requirements. Further details in relation to overseas shareholders and bondholders will be contained in the Scheme Document and the relevant Dutch Bond Proposals Document.

The distribution of this announcement in jurisdictions other than England and Wales may be restricted by law and therefore persons in such jurisdictions into whose possession this announcement comes should inform themselves about and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purposes of complying with English law and the Takeover Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England and Wales.

CSN will prepare the Information Document to be distributed to Corus Shareholders and Corus will prepare the Scheme Document. CSN, CSN Acquisitions and Corus urge Corus Shareholders to read the Information Document and the Scheme Document when they become available because they will contain important information relating to the Proposals.

CSN Acquisitions reserves the right to elect to implement the acquisition of the Corus Shares by way of a takeover offer (as such term is defined in paragraph 1 of Schedule 2 to the Takeovers Directive (Interim Implementation) Regulations
2006). In such event, the Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme, except that any such Offer may exclude Corus Shareholders resident in Canada. If CSN Acquisitions exercises its right to implement the Acquisition by means of an Offer, any such Offer will be made in compliance with applicable laws and regulations.

The Loan Notes that may be issued pursuant to the Proposals have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act") or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and such state securities laws.

Any Loan Notes which may be issued pursuant to the Proposals have not been and will not be registered under the relevant securities laws of the Netherlands or Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the Loan Notes has been, or will be, lodged with, or registered with, the Australian Securities and Investments Commission, the Dutch Listing Authority or the Japanese Ministry of Finance. Accordingly, unless otherwise determined by CSN Acquisitions and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly in or into the Netherlands, Canada, Australia or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

The Dutch Listing Authority has not reviewed, approved or disapproved this announcement, the Proposals or the Loan Notes nor has it expressed a view on the accuracy or adequacy of this announcement.

The Proposals relate to the shares of a UK company and are proposed to be made by means of a scheme of arrangement under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules.

Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK and Brazil that may not be comparable to the financial statements of US companies. If CSN Acquisitions exercises its right to implement the Acquisition by means of an Offer, the Offer will be made in compliance with the applicable US laws and regulations, including filing Offer documents with the United States Securities and Exchange Commission (SEC). If any such offer or solicitation is made and such offer to purchase and related materials are filed with the SEC, Corus Shareholders should read those materials carefully because they would contain important information, including the terms and conditions of any offer or solicitation. Corus Shareholders would be able to obtain any such offer to purchase and related materials free at the SEC's website at www.sec.gov or from CSN.

This announcement includes forward looking statements under United States securities laws, including statements about the expected timing of the Acquisition, the expected effects on Corus of the Acquisition, anticipated earnings enhancements, estimated cost savings and other synergies, potential strategic options, plans for and benefits of integration, estimated future growth, market position and steelmaking capacity and all other statements in this announcement other than statements of historical fact. Forward looking statements include, without limitation, statements that typically contain words such as 'will', 'may', 'should', 'continue', 'aims', 'believes', 'expects', 'estimates', 'intends', 'anticipates', projects', 'plans' or similar expressions. By their nature, forward looking statements involve known or unknown risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. Actual results may differ materially from those expressed in the forward looking statements depending on a number of factors, including, but not limited to, the satisfaction of the conditions to the Acquisition, future market conditions, the behavior of other market participants, an adverse change in the economic climate, a fluctuation in the level of clients' commercial activity, appropriate consultation with employee representative bodies, a loss of key personnel and the extent to which the Corus and CSN businesses are successfully integrated. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviors of other market participants. The forward looking statements contained in this announcement are made as of the date hereof and Corus, CSN and CSN Acquisitions assume no obligation and do not intend publicly to update or revise these forward looking statements, whether as a result of future events, new information or otherwise except as required pursuant to applicable law.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, "interested' (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Corus, all "dealings" in any "relevant securities" of Corus (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Corus, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Takeover Code, all "dealings" in "relevant securities" of Corus by CSN, CSN Acquisitions, Tata Steel Limited, Tata or Corus, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8 you should consult the Panel.

CSN Acquisitions has reserved the right to purchase Corus Shares outside the United States, otherwise than pursuant to the transactions described herein, in compliance with applicable English law and the Takeover Code, the rules and regulations of the UKLA and the laws of the United States.

                                   APPENDIX I

            PRE-CONDITION AND CONDITIONS OF THE PROPOSALS AND CERTAIN
                                  FURTHER TERMS


Part I - Pre-Condition of the Acquisition

The Acquisition if implemented by way of the Scheme is subject to the pre-condition set out in this Part I and to the conditions set out in Part II below.

Without prejudice to its reserved rights to implement the Acquisition by way of takeover offer, the obligation on CSN to make its offer by way of the Scheme shall be conditional upon the occurrence of any of the following on or before 20 July 2007, or such later date, if any, as CSN and Corus may agree (with the consent of the Panel):

a) the Tata EGM Resolution being put to a vote of Corus Shareholders at the Tata EGM and such resolution not being duly passed at that meeting; or

b) the Tata Scheme being put to a vote of Corus Shareholders at the Tata Court Meeting and it not being duly approved at that meeting; or

c) the Court refusing to sanction the Tata Scheme or to confirm the reduction of capital to be effected as part thereof at the Tata Scheme Hearing or the Tata Reduction Hearing; or

d) Corus publicly announcing that it has no intention to implement the Tata Scheme; or

e) the Tata Scheme failing to become effective or becoming incapable of becoming effective on or before 20 July 2007, or such later date, if any, as CSN and Corus may agree (with the consent of the Panel).

CSN reserves the right to waive this Pre-Condition, in whole or in part, with the prior consent of Corus and the Panel. CSN also reserves the right, with Panel consent, to implement the Acquisition by way of a takeover offer. In the event that CSN exercises such latter right, any such offer will be implemented on the terms set out in Part III of this Appendix I.

Part II - Terms and conditions of the Scheme

The Scheme will comply with the applicable rules and regulations of the London Stock Exchange, the Amsterdam Stock Exchange, the UK Listing Authority, the Takeover Code and the Takeover Panel, will be governed by English law and will be subject to the jurisdiction of the courts of England and to the terms and conditions set out below and to be set out in the Scheme Document.

All dates and times mentioned refer to London time.

The Acquisition will be conditional upon the Scheme becoming effective and unconditional by not later than 31 December 2007 (or such lesser period as may be required by the Panel or such later date as CSN Acquisitions and Corus may, with the consent of the Panel, agree and the Court may allow). The Scheme will be conditional upon:

1.1 approval of the Scheme by a majority in number, of the Corus Shareholders present and voting (and entitled to vote), either in person or by proxy, at the Court Meeting or at any adjournment of that meeting, representing not less than three quarters in value of the Scheme Shares held by such Scheme Shareholders;

1.2 the special resolution required, amongst other things to implement the Scheme, the cancellation of the Corus Deferred Shares and the Reduction of Capital being duly passed by the requisite majority at the Extraordinary General Meeting or at any adjournment of that meeting;

1.3 the sanction of the Scheme and the confirmation of the cancellation of the Corus Deferred Shares and the Reduction of Capital by the Court (in either case, with or without modification on terms acceptable to Corus and CSN Acquisitions); and

1.4 an office copy of the Scheme Court Order and the Reduction Court Order (and the minute of the Reduction of Capital) being delivered for registration to the Registrar of Companies and being registered by the Registrar of Companies and the issue by the Registrar of Companies of a certificate under section 138 of the Companies Act in relation to the Reduction of Capital associated with the Scheme.

In addition, Corus and CSN Acquisitions have agreed that the Acquisition will be conditional upon the matters set out in paragraphs 2 to 9 below and, accordingly, the necessary actions to make the Scheme effective will not be taken unless such conditions (as amended if appropriate) have been satisfied or waived.

2 the European Commission indicating in terms satisfactory to CSN Acquisitions that it does not intend to initiate proceedings under Article 6(1)(c) of Council Regulation (EC) 139/2004 (the "Merger Regulation"), or make a referral to a competent authority in the United Kingdom or any other Member State of the European Union under Article 9(1) of the Merger Regulation in respect of the proposed acquisition of Corus by CSN Acquisitions or any matter arising therefrom;

3 all filings having been made and all or any appropriate waiting periods, including any extensions thereof, applicable under the US
      Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations made under that act having expired, lapsed or been terminated as appropriate in each case in respect of the Acquisition;

4 no central bank, government or governmental, quasi governmental, supranational, statutory, administrative, or regulatory or similar body, authority, trade agency, court, professional association, institution, environmental body, employee representative body or any other body or person in any jurisdiction (including merger control authorities in any jurisdiction) (each a "Relevant Authority") having decided or given notice of a decision to take, institute, implement or threaten any action, proceedings, suit, investigation, enquiry or reference, or having required any action to be taken, or otherwise having done anything, or having enacted, made or proposed any statute, regulation, decision or order or taken any other steps and there continuing to not be outstanding any statute, regulation, order or decision which would or might reasonably be expected, in each case to an extent which is material to the wider Corus Group taken as a whole to:

4.1 make the Acquisition, its implementation or the acquisition or proposed acquisition of any of the Corus Shares by CSN Acquisitions void, unenforceable or illegal, or otherwise restrict, restrain, prohibit or delay to a material extent or otherwise materially interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise materially challenge or require material amendment of, the Scheme or the acquisition of any of the Corus Shares by CSN Acquisitions;

4.2 result in a delay in the ability of CSN Acquisitions, or render it unable, to acquire some or all of the Corus Shares or require a divestiture by CSN Acquisitions or CSN or any member of the Wider CSN Group of any Corus Shares;

4.3 require, prevent or delay the divestiture, or alter the terms envisaged for any proposed divestiture, by CSN Acquisitions or CSN or any member of the Wider CSN Group or by any member of the Wider Corus Group, in any such case of all or any part of their respective businesses, assets or properties, or impose any limitation on their ability to conduct their respective businesses (or any of them) or to own their respective assets or properties or any part of them;

4.4 impose any limitation on, or result in a delay in, the ability of CSN Acquisitions, CSN or any member of the Wider CSN Group to acquire or to hold or to exercise effectively, directly or indirectly, all rights of ownership of shares, loans or other securities (or the equivalent) in, or to exercise management control over, Corus or the ability of any member of the Wider Corus Group, CSN Acquisitions or CSN to hold or exercise effectively any rights of ownership of shares, loans or other securities in, or to exercise management control over any member of the Wider Corus Group;

4.5 except pursuant to Schedule 2 of the Takeovers Directive (Interim Implementation) Regulations 2006, or should such Part be in force at the relevant time, Part 28 of the Companies Act, require any member of the Wider CSN Group or of the Wider Corus Group to acquire or offer to acquire any shares or other securities (or the equivalent) in, or any asset owned by, any member of the Wider Corus Group or the Wider CSN Group owned by any third party;

4.6 impose any limitation on the ability of any member of the Wider Corus Group to co ordinate its business, or any part of it, with the businesses of any other members;

4.7 result in any member of the Wider Corus Group ceasing to be able to carry on business under any name which it presently does so;

4.8 otherwise adversely affect the business, assets, liabilities or profits of any member of the Wider Corus Group, and all applicable waiting and other time periods during which any such Relevant Authority could take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise so intervene having expired, lapsed or been terminated;

5 save as otherwise agreed in the Implementation Agreement, all necessary notifications and filings having been made in all necessary jurisdictions in connection with the Acquisition, in accordance with applicable laws and contractual arrangements, and all statutory and regulatory obligations in connection with the Acquisition in any jurisdiction having been complied with and all material authorisations, orders, recognitions, grants, consents, clearances, confirmations, certificates, licences, permissions and approvals ("Authorisations") deemed reasonably necessary or appropriate by CSN Acquisitions in any jurisdiction for, or in respect of, the Acquisition or the proposed acquisition of the Corus Shares by CSN Acquisitions or any member of the CSN Group having been obtained in terms reasonably satisfactory to CSN Acquisitions from all appropriate Relevant Authorities, or from any persons or bodies with whom any member of the Wider Corus Group has entered into contractual arrangements, all or any applicable waiting and other time periods (including any extension thereof) under any applicable legislation or regulation of any jurisdiction, having expired, lapsed or been terminated (as appropriate) and all such Authorisations (together with all material Authorisations deemed reasonably necessary or appropriate by CSN Acquisitions to carry on the business of any member of the Wider Corus Group) remaining in full force and effect and there being no notice of any intention to revoke, suspend, restrict, amend or not to renew any such Authorisations;

6 since 31 December 2005 and save as disclosed in the Annual Report or as fairly disclosed to any member of the CSN Group or its advisers by or on behalf of Corus prior to the date of this announcement or as publicly announced (by the delivery of an announcement to a Regulatory Information Service) by Corus prior to the date of this announcement, there being no provision of any arrangement, agreement, lease, licence, permit or other instrument to which any member of the Wider Corus Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or be subject, which as a consequence of the Acquisition, or the proposed acquisition by CSN Acquisitions or any member of the Wider CSN Group of any shares or other securities (or the equivalent) in Corus or because of a change in the control or management of any member of the Wider Corus Group or otherwise, would or might result, in any case to an extent which is material in the context of the Wider Corus Group taken as a whole, in:

6.1 any monies borrowed by, or any other indebtedness, actual or contingent, of, any member of the Wider Corus Group being or becoming repayable, or being capable of being declared repayable immediately or prior to their or its stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

6.2 the creation or enforcement of any mortgage, charge or other security interest, over the whole or any substantial part of the business, property or assets of any member of the Wider Corus Group or any such mortgage, charge or other security interest (whenever arising or having arisen) becoming enforceable;

6.3 any such arrangement, agreement, lease, licence, permit or other instrument being terminated or adversely modified or affected or any obligation or liability arising or any action of an adverse nature being taken thereunder;

6.4 any assets or interests of any member of the Wider Corus Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged, other than in the ordinary course of business;

6.5 any member of the Wider Corus Group ceasing to be able to carry on business under any name under which it presently does so;

6.6 the value or financial or trading position or profits of Corus or any member of the Wider Corus Group being prejudiced or adversely affected; or

6.7 the creation of any liability (actual or contingent) by any member of the Wider Corus Group, and no event having occurred which, under any provision of any arrangement, agreement, licence or other instrument to which any member of the Wider Corus Group is a party, or to which any such member or any of its assets may be bound, entitled or subject, could reasonably be expected to result in any of the events or circumstances as are referred to in paragraphs 6.1 to 6.7 of this condition 6.

7 save as disclosed in the Annual Report, or as publicly announced through a Regulatory Information Service prior to the date of this announcement or as fairly disclosed to any member of the CSN Group, no member of the Wider Corus Group having since 3l December 2005 in each case to an extent which is material in the context of the Corus Group taken as a whole:

7.1 issued or agreed to issue or authorised the issue of additional shares or securities of any class, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities (save as between Corus and wholly owned subsidiaries of Corus and save for options and awards granted, or awarded in the regular operation of the Corus Share Schemes);

7.2   sold or transferred or agreed to sell or transfer any Treasury Shares;

7.3 recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution whether payable in cash or otherwise other than dividends (or other distributions whether payable in cash or otherwise) lawfully paid or made by any wholly owned subsidiary of Corus to Corus or to any of its wholly owned subsidiaries;

7.4 other than pursuant to the Proposals, implemented, effected, or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or acquisition or disposal of assets or shares or loan capital (or the equivalent thereof) in any undertaking or undertakings other than in the ordinary course of trading;

7.5 (save for transactions between Corus and its wholly owned subsidiaries and transactions carried out in the ordinary course of business) acquired or disposed of, or transferred, mortgaged or created any security interest over any asset or any right, title or interest in any asset;

7.6 entered into or varied to a material extent or authorised, or proposed or announced its intention to enter into or vary any contract, arrangement, agreement, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, unusual or onerous nature or magnitude or which involves or could involve an obligation of such a nature or magnitude which is or could be, in any such case, materially restrictive on the business of any member of the Wider Corus Group;

7.7 entered into, or varied to a material extent, or terminated (other than by reason of serious breach of any service agreement or arrangement), or authorised the entry into, any service agreement or arrangement with any director or executive committee member, save for salary increases, bonuses or variations of terms in the ordinary course of business;

7.8 save in connection with the Proposals and the Dutch Bond Proposals, purchased, redeemed or repaid or authorised the purchase, redemption or repayment of any of its own shares or other securities (or the equivalent) or reduced or made any other change to or proposed the reduction or other change to any part of its share capital, save for any shares allotted between Corus and any wholly owned subsidiaries of Corus;

7.9 waived, compromised or settled any claim otherwise than in the ordinary course of business;

7.10 terminated or varied the terms of any agreement or arrangement between any member of the Corus Group and any other person in a manner which would or might reasonably be expected to have a material adverse effect on the financial position or prospects of the Corus Group taken as a whole;

7.11 (save as disclosed on publicly available registers) made any alteration to its memorandum or articles of association;

7.12 save as disclosed to any member of the CSN Group or its advisers by or on behalf of Corus prior to the date of this announcement or as publicly announced (by the delivery of an announcement to a Regulatory Information Service) by Corus prior to the date of this announcement, made or agreed or consented to any material change to the terms of the trust deeds and rules constituting any pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees;

7.13 been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of any business;

7.14 (other than in respect of a member which is dormant and was solvent at the relevant time) taken or authorised any corporate action or had any action or proceedings or other steps instituted or threatened against it for its winding up (voluntary or otherwise), dissolution or reorganisation or for it to enter into any arrangement or composition for the benefit of its creditors, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction; or

7.15 entered into any agreement, arrangement or commitment to effect any of the transactions, matters or events referred to in this condition 7;

8 since 31 December 2005, save as disclosed in the Annual Report or except as publicly announced by Corus (by the delivery of an announcement to a Regulatory Information Service), in each case prior to the date of this announcement, there having been:

8.1 no adverse change in the business, assets, financial or trading position or profits of any member of the Wider Corus Group which is material in the context of the Wider Corus Group taken as a whole;

8.2 no litigation, arbitration proceedings, prosecution or other legal proceedings having been announced, threatened or instituted by or against or remaining outstanding against or in respect of any member of the Wider Corus Group and no enquiry or investigation by or complaint or reference to any Relevant Authority against or in respect of any member of the Wider Corus Group having been threatened, announced or instituted or remaining outstanding, against or in respect of any member of the Wider Corus Group and which in any such case could have a material adverse effect on the Wider Corus Group taken as a whole; and

8.3 no contingent or other liability having arisen, been incurred by any member of the Wider Corus Group which might reasonably be expected to materially adversely affect any member of the Wider Corus Group and which in any such case is material in the context of the Wider Corus Group taken as a whole;

9 save as publicly announced by the delivery of an announcement to a Regulatory Information Service prior to the date of this announcement or as otherwise disclosed in the Annual Report or to any member of the Wider CSN Group or its advisers by or on behalf of Corus prior to the date of this announcement, CSN Acquisitions not having discovered:

9.1 that the financial, business or other information concerning the Wider Corus Group publicly announced or disclosed at any time by or on behalf of any member of the Wider Corus Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading and which is, in any case, material in the context of the Wider Corus Group;

9.2 that any member of the Wider Corus Group is, otherwise than in the ordinary course of business, subject to any liability, contingent or otherwise, which is material in the context of the Wider Corus Group taken as a whole;

9.3 that any past or present member of the Wider Corus Group has failed to comply in any material respect with any applicable legislation or regulations of any jurisdiction with regard to the storage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human health or otherwise relating to environmental matters or that there has been any such storage, presence, disposal, discharge, spillage, release, leak or emission (whether or not the same constituted non compliance by any person with any such legislation or regulation, and wherever the same may have taken place), any of which non compliance would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Corus Group and which is material, in any such case, in the context of the Wider Corus Group taken as a whole;

9.4 there is, or is reasonably likely to be, any material obligation or liability (whether actual or contingent) to make good, repair, reinstate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider Corus Group or its statutory predecessors under any environmental legislation, regulation, notice, circular or order of any Relevant Authority in any jurisdiction, in each case to an extent which is material in the context of the Wider Corus Group taken as a whole;

9.5 circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture, or materials used therein, now or previously manufactured, sold or carried out by any past or present member of the Wider Corus Group which claim or claims would be likely to affect adversely any member of the Wider Corus Group; or

Subject to the requirements of the Panel, CSN Acquisitions reserves the right to waive, in whole or in part, all or any of the above conditions set out in paragraphs 2 to 9 (inclusive).


Part III - Certain further terms and conditions of the Proposals

The terms and conditions of the Dutch Bond Proposals will be set out in the respective Dutch Bond Proposals Documents.

If CSN is required by the Panel to make an offer for the Corus Shares under the provisions of Rule 9 of the Takeover Code, CSN may make such alterations to any of the above conditions, including condition 1 above, and to the terms of the Proposals, as are necessary to comply with the provisions of that Rule.

The Proposals will lapse unless all the above conditions have (other than the conditions set out in paragraphs 1.3 and 1.4 of Part II above) been fulfilled or, where permitted, waived or, where appropriate, have been determined by CSN Acquisitions to be or remain satisfied, by 11.59 p.m. on the date immediately preceding the date of the Scheme Hearing. CSN Acquisitions shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of conditions 2 to 9 (inclusive) by a date earlier than the latest date specified for the fulfilment of that condition notwithstanding that the other conditions of the Proposals may at such earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any of such conditions may not be capable of fulfilment.

The Loan Note Elected Shares will be acquired by CSN Acquisitions fully paid with full title guarantee and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable after the date of this announcement.

CSN and CSN Acquisitions reserve the right to elect to implement the Acquisition by way of a takeover offer. Any such Offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation), the following:

1 at CSN Acquisitions' election, an exclusion of Corus Shareholders resident in Canada;

2           an acceptance condition of:

2.1 90 per cent. (or such lower percentage as CSN may, subject to the Code, decide or the Panel may require) if CSN makes an Offer because it is unable to effect the Scheme as a result of there being any legal or regulatory issues concerning the Pre-Condition forming part of the proposed Acquisition structure (save that withdrawal or lapse resulting from Corus Shareholders voting down the Scheme shall not be such an issue); or

2.2 90 per cent. (or such lower percentage as CSN may, subject to the Code, decide or the Panel may require) if CSN elects to switch to an Offer and pursuant to that Offer:

2.2.1 the offer price per Corus Share pursuant to the Offer exceeds the offer price per Corus Share offered by CSN pursuant to the Scheme by 10 pence or more; and

2.2.2 the offer price per Corus Share under the Offer is, at the time of the announcement by CSN of the firm intention to make the Offer (for the purposes of Rule 2.5 of the Code), higher than the offer price per Corus Share of any other then current offer for the entire issued and to be issued share capital of Corus that has been announced (for the purposes of Rule 2.5 of the Code) or made at the time of the said announcement of a firm intention to make the Offer; or

2.3 75% (or such higher percentage as CSN may agree with Corus (subject always to the requirements of the Code and the Panel)); if CSN elects to switch to an Offer and the events described in paragraphs
            2.1 and 2.2 above do not apply; and

3 on terms that the Offer shall remain open for acceptance for a period of at least 14 days after the date on which the indication from the European Commission satisfying condition 2.1 above is received.

If made, the Offer will be made in accordance with all applicable laws and regulations.

The Proposals will lapse and the Scheme will not proceed if, after the date of this announcement and before the date of the Court Meeting, the Acquisition is referred to the Competition Commission or the European Commission initiates proceedings under Article 6(1)(c) of the Merger Regulation in respect of the Acquisition.

For the purposes of this Appendix:

"subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the respective meanings given thereto by the Companies Act, but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act;

"Wider CSN Group" means CSN or any of its subsidiaries or subsidiary undertakings or any associated undertaking or any company of which 20 per cent. or more of the voting capital is held by any member or members of the CSN Group or any partnership, joint venture, firm or company in which any member of the CSN Group may be interested; and

"Wider Corus Group" means Corus or any of its subsidiaries or subsidiary undertakings or any associated undertaking or any company of which 20 per cent. or more of the voting capital is held by any member or members of the Corus Group or any partnership, joint venture, firm or company in which any member of the Corus Group may be interested.

                                   APPENDIX II

                                BASES AND SOURCES

o The value of Corus as implied by the Price is based upon the fully diluted number of Corus Shares being 946,404,976, including 898,743,330 Corus Shares in issue on 1 December 2006 (including those represented by ADSs, but excluding those held in treasury), adjusted for the dilutive effect of in the money options and LEAP shares.

o The premiums implied by the Price have been calculated based on closing Corus Share prices supplied by Datastream.

o Unless otherwise stated the financial information relating to CSN and Corus has been extracted without material adjustment from the respective published audited reports and accounts for the relevant periods.

o The Brazil Real - US Dollar exchange rate of 2.184 is based on the average exchange rate over the nine month period ended 30 September 2006.

                                  APPENDIX III

                                   DEFINITIONS

The following definitions apply throughout this announcement, unless the context requires otherwise.

"Acquisition"                             the acquisition of the entire issued
                                          and to be issued share capital of
                                          Corus (including such share capital
                                          held in the form of ADSs) and for the
                                          avoidance of doubt includes an
                                          acquisition of the Corus Shares
                                          implemented by way of the Scheme, or
                                          by way of an Offer

"Act" or "Companies Act"                  the Companies Act 1985, as amended

"ADS" or "Corus ADS"                      an American depositary share,
                                          evidenced by an American depositary
                                          receipt representing two Corus Shares,
                                          issued by the ADS Depositary in
                                          accordance with the Deposit Agreement

"ADS Depository"                          The Bank of New York, as depositary
                                          under the Deposit Agreement

"ADS Holder"                              a holder of Corus ADSs

"Alternative Proposal"                    any proposal put forward by any third
                                          party (including, for the avoidance of
                                          doubt, any modification of the Tata
                                          Proposals or any alternative proposal
                                          put forward by Tata, any member of the
                                          Tata Group or any person acting in
                                          concert with any of them) which is not
                                          acting in concert with CSN in respect
                                          of or for: (i) a takeover offer
                                          (whether or not subject to pre
                                          conditions) or possible offer for the
                                          issued ordinary share capital of Corus
                                          or the sale, or possible sale (in one
                                          transaction or a series of
                                          transactions) of the whole of the
                                          assets or undertaking of the Corus
                                          Group, or any part of the same which
                                          is material in the context of the
                                          Corus Group; (ii) a merger,
                                          acquisition or other business
                                          combination, scheme of arrangement,
                                          exchange offer, or liquidation
                                          involving Corus or all or
                                          substantially all of the business of
                                          the Corus Group; or (iii) any proposal
                                          which would, if implemented result in
                                          a change of control (as such term is
                                          defined for the purposes of the Code)
                                          of Corus

"Amsterdam Stock Exchange"                Euronext Amsterdam N.V. or Eurolist by
                                          Euronext

"Annual Report"                           the annual report and accounts of
                                          Corus for the year ended 31 December
                                          2005

"Australia"                               the commonwealth of Australia, its
                                          territories and possessions and all
                                          areas subject to the jurisdiction and
                                          all political sub divisions thereof

"Authorisations"                          all material authorisations, orders,
                                          recognitions, grants, consents,
                                          clearances, confirmations,
                                          certificates, licences, permissions
                                          and approvals

"business day"                            any day other than a Saturday, Sunday
                                          and public holiday on which banks are
                                          generally open for business in London
                                          other than solely for trading and
                                          settlement of Euro

"Canada" Canada, its provinces and territories and all areas subject to its jurisdiction and all political sub divisions thereof

"Cancellation Shareholders"               holders of Cancellation Shares

"Cancellation Shares"                     Scheme Shares other than Loan Note
                                          Elected Shares

 "Company" or "Corus"                     Corus Group plc, a company
                                          incorporated in England and Wales
                                          under the Companies Act with
                                          registration number 3811373

"Competing Proposal"                      any proposal put forward by any third
                                          party which is not acting in concert
                                          with CSN (excluding proposals made by
                                          Tata), in respect of, or for: (i) a
                                          takeover offer (whether or not subject
                                          to pre conditions) or possible offer
                                          for, the issued ordinary share capital
                                          of Corus or the sale, or possible
                                          sale, (in one transaction or a series
                                          of transactions) of the whole of the
                                          assets or undertaking of the Corus
                                          Group, or any part of the same which
                                          is material in the context of the
                                          Corus Group; (ii) a merger,
                                          acquisition or other business
                                          combination, scheme of arrangement,
                                          exchange offer, or liquidation
                                          involving Corus or all or
                                          substantially all of the business of
                                          the Corus Group; (iii) any proposal
                                          which would, if implemented result in
                                          a change of control of Corus; (iv) any
                                          other transactions having a similar
                                          effect, the consummation of which
                                          could be reasonably expected to
                                          prevent, or impede, interfere with or
                                          delay the Acquisition, in each case
                                          howsoever it is proposed that such
                                          offer or proposal be implemented; (v)
                                          or the acquisition of the voting
                                          rights in respect of 10 per cent. of
                                          the Corus Shares then in issue; or
                                          (vi) any material transaction (whether
                                          of a revenue or capital nature)
                                          outside the ordinary course of
                                          business

"Convertible Bonds"                       (i) the Euro Bonds; and (ii) the Dutch
                                          Bonds

"Convertible Bondholders"                 holders of Convertible Bonds

"Corus Articles"                          the articles of association of Corus

"Corus Board"                             the board of directors of Corus

"Corus Deferred Shareholder"              a holder of Corus Deferred Shares

"Corus Deferred Shares"                   the deferred shares of 40 pence each
                                          in the capital of Corus

"Corus Directors"                         the directors of Corus from time to
                                          time

"Corus Group"                             Corus, its subsidiaries and subsidiary
                                          undertakings from time to time and
                                          "member of the Corus Group" shall be
                                          construed accordingly

"Corus Shareholders" or "Shareholders"    holders of Corus Shares

"Corus Share Schemes"                     the Corus U.K. Executive Share Option
                                          Scheme, the Corus Overseas Executive
                                          Share Option Scheme, the Corus
                                          Executive Share Option Scheme, the
                                          Corus Sharesave Scheme, the Corus
                                          International Sharesave Scheme, the
                                          Corus Group Employee Share Ownership
                                          Plan, and the Corus Group plc
                                          Leveraged Equity Acquisition Plan

"Corus Shares"                            ordinary shares of 50 pence each in
                                          the capital of Corus

"Court"                                   the High Court of Justice in England
                                          and Wales

"Court Meeting"                           the meeting of the Scheme Shareholders
                                          that, subject to the Pre-Condition
                                          being satisfied or waived, is proposed
                                          to be convened by order of
                                          the Court pursuant to section 425 of
                                          the Act, notice of which will be set
                                          out in the Scheme Document for the
                                          purposes of considering and if thought
                                          fit, approving the Scheme, including
                                          any adjournment thereof

"Court Orders"                            the Reduction Court Order and the
                                          Scheme Court Order

"Credit Suisse"                           Credit Suisse Securities (Europe)
                                          Limited

"Credit Suisse Group"                     Credit Suisse and any subsidiary,
                                          subsidiary undertaking, or branch of
                                          Credit Suisse, its ultimate holding
                                          company and any subsidiary, subsidiary
                                          undertaking or branch of such holding
                                          company

"CREST" the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the CREST Regulations) in accordance with which listed securities may be held and transferred in uncertificated form

"CREST Regulations"                       the Uncertificated Securities
                                          Regulations 2001 (SI 2001 No. 3755) as
                                          amended from time to time

"CSN"                                     Companhia Siderurgica Nacional, a
                                          company registered in Brazil

"CSN Acquisitions"                        CSN Acquisitions Limited, a company
                                          incorporated in England and Wales
                                          under the Companies Act with
                                          registered number 6009596

"CSN Group"                               CSN, its subsidiaries and its
                                          subsidiary undertakings from time to
                                          time and "member of the CSN Group"
                                          shall be construed accordingly

"CSN Holdings"                            CSN Holdings (UK) Limited, a company
                                          incorporated in England and Wales
                                          under the Companies Act with
                                          registered number 5992349

"Deposit Agreement"                       the Amended and Restated Deposit
                                          Agreement among British Steel PLC,
                                          Corus Group plc, the ADS Depositary
                                          and ADS Holders, dated as of November
                                          23, 1988, as amended and restated as
                                          of April 28, 1995, as further amended
                                          and restated July 26, 1995 and October
                                          6, 1999

"Dutch Bond Proposals"                    any proposals made to in due course to
                                          Dutch Bondholders

"Dutch Bond Proposals Document"           any document which sets out the terms
                                          and conditions of the Dutch Bond
                                          Proposals

"Dutch Bonds"                             the NLG 345,000,000 4.625 per cent.
                                          convertible subordinated bonds due
                                          2007 issued by Corus Nederland B.V.

"Dutch Listing Authority"                 Autoriteit Financiele Markten

 "Effective Date"                         the date on which (i) the Scheme
                                          becomes effective by registration of
                                          the Court Orders by the Registrar of
                                          Companies and issue by the Registrar
                                          of Companies of a certificate under
                                          section 138 of the Companies Act in
                                          relation to the reduction of share
                                          capital associated with the Scheme; or
                                          (ii) if CSN Acquisitions elects to
                                          implement the Acquisition by way of
                                          the Offer, such Offer becoming or
                                          being declared unconditional in all
                                          respects

"EGM Resolution"                          the special resolution to approve,
                                          amongst other things, the cancellation
                                          of the entire issued share capital of
                                          Corus (save to the extent that, prior
                                          to the date of the EGM, Corus
                                          shareholders (other than Restricted
                                          Overseas Persons, US Holders and ADS
                                          Holders) have validly elected for the
                                          Loan Note Alternative in relation to
                                          such shares or CSN has elected to
                                          designate all of the shares which are
                                          the subject of the Scheme Transfer
                                          Shares), the alteration of Corus'
                                          articles of association and such other
                                          matters as may be necessary to
                                          implement the Scheme and the de
                                          listing of Corus Shares

"Euro Bonds"                              the (euro)307,000,000 3.0 per cent.
                                          guaranteed convertible unsubordinated
                                          bonds due 2007 issued by Corus and
                                          guaranteed by Corus UK Limited

"Euroclear Nederland"                     the Dutch depositary and settlement
                                          institute (Nederlands Centraal
                                          Instituut voor Giraal Effectenverker
                                          B.V.), defined as the central
                                          institute (central instituut) under
                                          the Dutch Securities Giro Act.

"Exchange Act"                            the United States Securities Exchange
                                          Act of 1934, as amended, and the rules
                                          and regulations promulgated thereunder

"Extraordinary General Meeting" or "EGM"  the extraordinary general meeting of
                                          Corus that, subject to the
                                          Pre-Condition being satisfied or
                                          waived, is proposed to be convened in
                                          connection with the Scheme and the
                                          Reduction of Capital, notice of which
                                          will be set out in the Scheme
                                          Document, including any adjournment
                                          thereof

"First Payment Date"                      30 June 2007

"HSBC"                                    HSBC Bank plc

"Implementation Agreement"                the agreement between CSN, CSN
                                          Acquisitions and Corus dated 11
                                          December 2006 relating to, amongst
                                          other things, the implementation of
                                          the Scheme, further details of which
                                          are set out in paragraph 16 of this
                                          announcement

"Inducement Fee"                          1 per cent. of the value of the
                                          Acquisition calculated by reference to
                                          the price per Corus Share and the
                                          fully diluted share capital of Corus,
                                          together with an amount equal to any
                                          VAT which is recoverable by Corus (if
                                          applicable)

"Information Document"                    the document setting out details of
                                          the Acquisition and containing certain
                                          information relating to the CSN Group
                                          that will be sent to Corus
                                          Shareholders as soon as possible after
                                          the publication of this announcement

"Japan"                                   Japan, its cities and prefectures,
                                          territories and possessions

"JPMorgan Cazenove"                       JPMorgan Cazenove Limited

"Lazard"                                  Lazard & Co., Limited

"Listing Rules"                           the Listing Rules of the UK Listing
                                          Authority

"Loan Note Alternative"                   the alternative available under the
                                          Scheme whereby Corus Shareholders
                                          (other than Restricted Overseas
                                          Persons, US Holders and ADS Holders)
                                          may elect, subject to certain
                                          limitations and conditions, to receive
                                          Loan Notes instead of all or part of
                                          the cash consideration to which they
                                          would otherwise be entitled pursuant
                                          to the Scheme

"Loan Note Deadline"                      3.00 p.m. on the business day
                                          immediately prior to the Scheme
                                          Hearing

"Loan Note Elected Shares"                Scheme Shares (if any) in respect of
                                          which valid elections have been made
                                          under the Loan Note Alternative in
                                          accordance with its terms

 "Loan Notes"                             the loan notes to be issued by CSN
                                          Acquisitions pursuant to the Loan Note
                                          Alternative and to be guaranteed by
                                          Barclays Bank PLC

"London Stock Exchange"                   London Stock Exchange plc

"mtpa"                                    million tonnes per annum

"Offer" should CSN Acquisitions elect to effect the Acquisition by way of a takeover offer, the offer to be made by or on behalf of CSN Acquisitions for all of the Corus Shares on the terms and subject to the conditions to be set out in the related offer document and form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof

 "Panel" or "Takeover Panel"              the UK Panel on Takeovers and Mergers

"Pre-Condition"                           the pre-condition set out in Part I of
                                          Appendix I to this announcement

"Price"                                   the amount of 515 pence for each Corus
                                          Share

"Proposals"                               the proposed acquisition of the Corus
                                          Shares by CSN Acquisitions to be
                                          effected, subject to the satisfaction
                                          or waiver of the Pre-Condition by
                                          means of the Scheme, (or, should CSN
                                          Acquisitions so elect, by means of an
                                          Offer) and the Dutch Bond Proposals

"Reduction Court Order"                   the order of the Court confirming the
                                          reduction of share capital of Corus
                                          under section 137 of the Companies Act
                                          provided for by the Scheme

"Reduction Hearing"                       the hearing by the Court of the
                                          petition to confirm the reduction of
                                          share capital of Corus under section
                                          137 of the Companies Act provided for
                                          by this Scheme, at which the Reduction
                                          Court Order is expected to be granted

"Reduction of Capital"                    the reduction of the share capital of
                                          Corus by the cancellation of the
                                          Cancellation Shares, to be effected as
                                          part of the Scheme

"Registrar of Companies"                  the Registrar of Companies in England
                                          and Wales

"Regulatory Information Service"          any of the services set out in
                                          Appendix 3 to the Listing Rules from
                                          time to time

"Relevant Authority"                      a central bank, government or
                                          governmental, quasi-governmental,
                                          supranational, statutory,
                                          administrative, or regulatory or
                                          similar body, authority, trade agency,
                                          court, professional association,
                                          institution, environmental body,
                                          employee representative body or any
                                          other body or person in any
                                          jurisdiction

"Relevant Event"                          an event or change of circumstance
                                          occurring that is not the result of a
                                          breach by Corus of its obligations
                                          under the Implementation Agreement

"Restricted Overseas Persons"             a person (including an individual,
                                          partnership, unincorporated syndicate,
                                          limited liability company,
                                          unincorporated organisation, trust,
                                          trustee, executor, administrator or
                                          other legal representative) in, or
                                          resident in, or any person whom CSN
                                          Acquisitions believes to be in, or
                                          resident in, Australia, Canada, Japan
                                          or the Netherlands and any custodian,
                                          nominee or trustee holding Corus
                                          Shares for persons in or resident in
                                          Netherlands and who elects to receive
                                          the Loan Note Alternative in respect
                                          of their Corus Shares and persons in
                                          any other jurisdiction (other than
                                          persons in the UK) whom CSN
                                          Acquisitions is advised to treat as
                                          restricted overseas persons in order
                                          to observe the laws of such
                                          jurisdiction or to avoid the
                                          requirement to comply with any
                                          governmental or other consent or any
                                          registration, filing or other
                                          formality which CSN Acquisitions
                                          regards as unduly onerous

"Scheme" or "Scheme of Arrangement"       of the scheme of arrangement proposed
                                          to be made subject to the satisfaction
                                          or waiver of the Pre-Condition under
                                          section 425 of the Act between Corus
                                          and Corus Shareholders, incorporating
                                          the Reduction of Capital, to be set
                                          out in full in the Scheme Document,
                                          with or subject to any modification,
                                          addition or condition approved or
                                          imposed by the Court

"Scheme Conditions"                       the conditions of the Scheme as set
                                          out in Part II of Appendix I to this
                                          announcement and to be set out in full
                                          in the Scheme Document

"Scheme Court Order"                      the order of the Court sanctioning the
                                          Scheme pursuant to section 425 of the
                                          Companies Act

"Scheme Document"                         the circular in respect of the Scheme
                                          to be despatched to Corus Shareholders
                                          and others, setting out amongst other
                                          things, the full terms and conditions
                                          to implementation of the Scheme as
                                          well as the Scheme itself and the
                                          notice of meeting of each of the Court
                                          Meeting and the EGM

"Scheme Hearing"                          the hearing by the Court of the
                                          petition to sanction Scheme, at which
                                          the Scheme Court Order is expected to
                                          be granted

"Scheme Record Date"                      6:00 pm (London time) on the day
                                          immediately before the date of the
                                          Reduction Hearing

"Scheme Shareholders"                     holders of Scheme Shares

"Scheme Shares"                           all Corus Shares which are:

                                          (a) in issue at the date of the Scheme
                                              Document;

                                          (b) (if any) issued after the date of
                                              the Scheme Document and before the
                                              Voting Record Time; or

                                          (c) (if any) issued on or after the
                                              Voting Record Time and prior to
                                              6.00 p.m. on the Scheme Record
                                              Date, on terms that the holder
                                              thereof shall be bound by the
                                              Scheme, or in respect of which the
                                              original or any subsequent holder
                                              thereof
                                              agrees in writing to be bound by
                                              the Scheme

                                          but excluding any Corus Shares held by
                                          CSN Acquisitions, CSN Holdings or any
                                          other member of the CSN Group

"Securities Act"                          the United States Securities Act of
                                          1933, as amended and the rules and
                                          regulations promulgated thereunder

"Takeover Code" or "Code"                 the City Code on Takeovers and Mergers

"Tata" Tata Steel UK Limited, a company incorporated in England and Wales with registered number 05887351

"Tata Court Meeting"                      the meaning given to the term "Court
                                          Meeting" in the Tata Scheme Document;

"Tata EGM"                                the meaning given to the term "EGM" in
                                          the Tata Scheme Document

"Tata EGM Resolution"                     the special resolution to approve
                                          certain matters relating to the Tata
                                          Scheme as set out in the Tata Scheme
                                          Document

"Tata Proposals"                          the proposal made by Tata to acquire
                                          the entire issued and to be issued
                                          share capital of Corus, further
                                          details of which were set out in the
                                          circular sent to Corus Shareholders
                                          dated 10 November 2006 as revised in
                                          its announcement on 10 December 2006

 "Tata Reduction Hearing"                 the meaning given to "Reduction
                                          Hearing" in the Tata Scheme Document

"Tata Scheme"                             the scheme of arrangement under
                                          section 425 of the Act between Corus
                                          and holders of Scheme Shares (as
                                          defined in the Tata Scheme Document)
                                          to effect the proposed acquisition by
                                          Tata of Corus as set out in Part Four
                                          of the Tata Scheme Document (and/or
                                          any subsequent circular to Corus
                                          Shareholders), with or subject to any
                                          modification, addition or condition
                                          which is either agreed by Corus and
                                          Tata and approved by the Court or is
                                          imposed by the Court

"Tata Scheme Document"                    the circular in respect of the Tata
                                          Scheme dated 10 November 2006 and
                                          despatched to Corus Shareholders

"Tata Scheme Hearing"                     has the meaning given to the term
                                          Scheme Hearing in the Tata Scheme
                                          Document

"Tata Steel Limited"                      Tata Steel Limited a company
                                          registered in India with registered
                                          number 11-260

"Transfer Shares"                         if CSN Acquisitions exercises its
                                          right under the Implementation
                                          Agreement, those Corus Shares which
                                          are designated as "Transfer Shares"
                                          for the purposes of the Scheme and
                                          which will not be cancelled but will
                                          be transferred to CSN Acquisitions
                                          pursuant to the Scheme

"Treasury Shares"                         shares held as treasury shares as
                                          defined in Section 162A(3) of the
                                          Companies Act

"UBS"                                     UBS Limited

"UK Listing Authority" or "UKLA"          the Financial Services Authority in
                                          its capacity as the competent
                                          authority for listing in the United
                                          Kingdom under Part VI of the Financial
                                          Services and Markets Act 2000

"uncertificated" or
"in uncertificated form"                  a share or other security which is
                                          recorded on the register of
                                          shareholders of Corus as being held in
                                          uncertificated form (that is, in
                                          CREST) and title to which, by virtue
                                          of the CREST Regulations, may be
                                          transferred by means of CREST

"United Kingdom" or "UK"                  the United Kingdom of Great Britain
                                          and Northern Ireland

"United States" or "US"                   United States of America, its
                                          territories and possessions, any state
                                          of the United States and the District
                                          of Columbia

"US Holder"                               holders of Corus Shares in the United
                                          States or with a registered address in
                                          the United States, and any custodian,
                                          nominee or trustee holding Corus
                                          Shares for persons in the United
                                          States or with a registered address in
                                          the United States

"VAT" value added tax in the UK including any similar tax which may be imposed in place thereof in the UK from time to time

"Voting Record Time"                      the time and date specified in the
                                          Scheme Document by reference to which
                                          entitlement to vote on the Scheme will
                                          be determined, expected to be 6.00
                                          p.m. (London time) on the day which is
                                          two days before the date of the Court
                                          Meeting or, if the Court Meeting is
                                          adjourned, 6.00 p.m. on the day which
                                          is two days before the date of such
                                          adjourned Court Meeting

"(pound)","GPB, "sterling" and "pence"    the lawful currency of the UK

"$", "US$", "USD"and "US dollars"         United States dollars, the lawful
                                          currency of the United States